SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2007

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2007, incorporated by reference herein:

Exhibit

99.1   Release dated January 15, 2007, entitled "ISSUES OF SHARES FOR CASH UNDER A GENERAL AUTHORITY"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 16, 2007   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

ISSUES OF SHARES FOR CASH UNDER A GENERAL AUTHORITY

1. BACKGROUND

On 6 August 2006 and 13 September 2006, DRDGOLD and DRD (Offshore) Limited, a wholly owned subsidiary of DRDGOLD, ("the Group"), entered into loan agreements with a financial institution ("the agreements"), in terms of which loan facilities of R50 million on a revolving basis and US$33 million ("the facilities") were provided to the Group.

The agreements provide that the financial institution may call for the repayment of any drawn down portion of the facilities and that DRDGOLD may elect to repay the facilities either in cash or through an issue of new DRDGOLD ordinary shares or a combination thereof.

2.   DETAILS OF THE ISSUES

In the current financial year, the Group has cumulatively drawn down R340 million of the facilities. DRDGOLD has settled a portion of the draw down on the facilities through the issue of, in aggregate, 18 314 248 new DRDGOLD ordinary shares ("the new shares") under its general authority to issue shares for cash, which general authority was granted to the directors of DRDGOLD at the company's annual general meetings held on Friday, 4 November 2005 and Friday, 8 December 2006, respectively. The new shares represent in excess of 5% of the securities in issue prior to the draw down of the facilities as per section 11.22 of the Listings Requirements of the JSE Limited ("the listings requirements").

The new shares were issued at an average price of R8.2793 per new share. The average premium/(discount) to the 30-day trade-weighted average price per DRDGOLD ordinary share is calculated from the date of the determination of the price of the issue of the new shares in respect of each draw down.

Shares issued	Share price	Premium/(discount)
2 183 173	R9.1610	(6.600 %)
2 075 012	R9.6385	1.021 %
1 989 307	R10.0538	(1.226 %)
2 055 528	R9.7299	(3.469 %)
2 311 228	R8.6534	(6.200 %)
4 000 000	R7.0636	(8.904 %)
3 700 000	R6.3175	(7.992 %)

Funds advanced under the agreements have been utilised to fund capital expenditure directed towards improving infrastructure, to fund group restructuring costs, including the restructuring of the company's offshore operations, to repay a portion of the 6% senior convertible notes which matured on 12 November 2006, as set out in an announcement dated 16 November 2006, and for general working capital purposes.

3. PRO FORMA FINANCIAL EFFECTS

The directors of DRDGOLD are responsible for the preparation of the pro forma financial effects set out below, which have been prepared for illustrative purposes only, to assist shareholders in assessing the impact of the issues of the new shares ("the issues") on the earnings, headline earnings, net asset value and tangible net asset value per share. The material assumptions are set out in the notes following the table. These pro forma financial effects have been disclosed in terms of the listings requirements and do not constitute a representation of the future financial position, changes in equity, results of operations or cash flows of DRDGOLD.

	Before the issues (cents)	After the issues (cents)	Change (%)
Loss per share for continuing operations	41(1)	34(2)	18
Headline loss per share for continuing operations	110(1)	99(2)	10
Net asset value per share	317(3)	350(4)	10
Tangible net asset value per share	317(3)	350(4)	10

Notes:
1. The loss and headline loss per share for continuing operations, as set out in the "Before the issues" column of the table, are based on the audited financial results of DRDGOLD for the twelve months ended 30 June 2006 and 310 565 826 weighted average number of shares in issue.
2. The loss per share and headline loss per share, as set out in the "After the issues" column of the table, are based on 328 880 074 weighted average number of shares in issue and the assumptions that:
- the issues were effective on 1 July 2005;
- the new shares were issued at an average price of R8.2793 per new share; and
- a portion of the 6% senior convertible notes was repaid on 1 July 2005 with the proceeds of the issue resulting in a pre-tax interest saving of R17.4 million.
3. The net asset value per share and tangible net asset value per share, as set out in the "Before the issues" column of the table, are based on the audited balance sheet of DRDGOLD at 30 June 2006 and 320 035 078 shares in issue.
4. The net asset value per share and tangible net asset value per share, as set out in the "After the issues" column of the table, are based on a total of 338 349 326 shares in issue and the assumption that the new shares were in issue on 30 June 2006 at an average issue price of R8.2793 per new share.

The pro forma financial information included in this announcement does not purport to be in compliance with Regulation S-X of the rules and regulations of the US Securities Exchange Commission.

Johannesburg
15 January 2007

Corporate Adviser
QuestCo

Sponsor
Standard Bank